## Contact

www.linkedin.com/in/steve-strickler-37258834 (LinkedIn)

# Steve Strickler

Owner, Solorad
Juneau, Alaska, United States

## Experience

**Solorad**
Owner
July 2015 - Present (9 years 4 months)
Juneau, Alaska

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## Education

University of Iowa